Proto Labs, Inc.

5540 Pioneer Creek Drive

Maple Plain, Minnesota 55359

February 21, 2012

Via Facsimile and EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pamela A. Long, Assistant Director

Re:  Proto Labs, Inc.

Registration Statement on Form S-1

File No. 333-175745

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Proto Labs, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will become effective at 4:00 p.m. Eastern Time on Thursday, February 23, 2012, or as soon thereafter as possible. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Faegre Baker Daniels LLP, confirming this request. The Company also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Company acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

PROTO LABS, INC.

/s/ Bradley A. Cleveland
Bradley A. Cleveland President and Chief Executive Officer